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                           January 22, 2024

       Gregory Falk
       Chief Financial Officer
       JLL Income Property Trust, Inc.
       333 West Wacker Drive
       Chicago IL, 60606

                                                        Re: JLL Income Property
Trust, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 000-51948

       Dear Gregory Falk :

              We have reviewed your January 8, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 22, 2023 letter.

       Form 10-K for the year ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Funds from Operations
       Reconciliation of NAREIT FFO to AFFO, page 79

   1. We have reviewed your response to comment 1. It appears that the performance fees are compensation to
LaSalle Investment Management, Inc. for services it provides under the advisory agreement.
It appears your exclusion of the performance fees from your
                                                        presentation of
Adjusted Funds from Operations ("AFFO") is inconsistent with Question
                                                        100.01 of the Non-GAAP
Financial Measures Compliance and Disclosure Interpretations,
                                                        as the performance fees
appear to represent a normal, recurring, cash operating expense necessary to operate
your business. Please revise your calculation of AFFO to omit the adjustment for the
performance fees.

                                                        Please contact Paul
Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you
 Gregory Falk
JLL Income Property Trust, Inc.
January 22, 2024
Page 2

have questions regarding comments on the financial statements and related matters.



FirstName LastNameGregory Falk                             Sincerely,
Comapany NameJLL Income Property Trust, Inc.
                                                           Division of
Corporation Finance
January 22, 2024 Page 2                                    Office of Real
Estate & Construction
FirstName LastName